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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 1-16077

                           ORION POWER HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

                              7 EAST REDWOOD STREET
                                   10TH FLOOR
                            BALTIMORE, MARYLAND 21202
                                 (410) 230-3500
                   (Address, including zip code, and telephone
                         number, including area code, of
                        registrant's principal executive
                                    offices)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
  ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
            (Title of each class of securities covered by this Form)

                 4.50% CONVERTIBLE SENIOR NOTES DUE JUNE 1, 2008
                            12% SENIOR NOTES DUE 2010
                 (Titles of all other classes of securities for
                       which a duty to file reports under
                         section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                                             Rule 12h-3(b)(1)(i)          [ ]
 Rule 12g-4(a)(1)(i)       [X]               Rule 12h-3(b)(1)(ii)         [ ]
 Rule 12g-4(a)(1)(ii)      [ ]               Rule 12h-3(b)(2)(i)          [ ]
 Rule 12g-4(a)(2)(i)       [ ]               Rule 12h-3(b)(2)(ii)         [ ]
 Rule 12g-4(a)(2)(ii)      [ ]               Rule 15d-6                   [ ]


Approximate number of holders of record as of the certification or notice date:
            COMMON STOCK, PAR VALUE $.01 PER SHARE               LESS THAN 300
            ASSOCIATED RIGHTS TO PURCHASE SERIES A
              JUNIOR PARTICIPATING PREFERRED STOCK               NONE

         Pursuant to the requirements of the Securities Exchange Act of 1934, Orion Power Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  February 19, 2002                     By: /s/ MICHAEL L. JINES
                                                --------------------------------
                                             Name:  Michael L. Jines
                                             Title: Vice President and Assistant
                                                    Corporate Secretary